UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): May 19, 2020

BRIX REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, CA 92626
(Full mailing address of principal executive offices)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Letter to Stockholders

BRIX REIT, Inc. (the “Company”) previously announced on March 30, 2020 that it engaged an independent valuation expert to complete a valuation of the Company’s real estate properties and investments to assist the Company’s board of directors (the “Board”) in determining an estimated net asset value (“NAV”) per share of the Company’s common stock. That announcement was made in connection with the March 30, 2020 suspension of the Company’s Regulation A-Tier 2 offering of its shares of common stock, the distribution reinvestment plan and the share repurchase program until such time, if any, that the Board determines to reinstate the offering, distribution reinvestment plan and share repurchase program after the Company announces its NAV per share. On May 22, 2020, the Company sent a letter to its stockholders announcing an estimated per share NAV of the Company's common stock of $0.32 and announcing that the offering, distribution reinvestment plan and share repurchase program will remain suspended until such time, if any, that the Board determines to reopen them. A copy of the letter is attached hereto as Exhibit 15 and incorporated herein by reference. The determination of the per share NAV is discussed in greater detail below.

Determination of Estimated Per Share NAV

Overview

On May 19, 2020, the Board unanimously approved and established an estimated per share NAV of the Company’s common stock of $0.32 based on an estimated market value of the Company's assets less the book value of the Company's liabilities, divided by the number of shares of common stock outstanding as of March 31, 2020. There have been no material changes between March 31, 2020 and the date of this filing that would impact the overall estimated per share NAV. The estimated per share NAV as of March 31, 2020 will first appear on investor dashboards on May 23, 2020. This is the first time that the Board has determined an estimated per share NAV of the Company's common stock.

Process

The Board, which includes three independent directors, is responsible for the oversight of the valuation process used to determine the estimated per share NAV of the Company’s common stock, the consistency of the valuation methodologies with real estate industry standards and practices and the reasonableness of the assumptions used in the valuations and appraisals. In determining the estimated NAV of the Company’s shares, the Board considered information and analysis, including valuation materials that were provided by Cushman & Wakefield Western, Inc. (“Cushman & Wakefield”) and information provided by the Company’s advisor. Cushman & Wakefield is an independent third-party real estate advisory and consulting firm that was engaged by the Company to provide appraisals of the Company’s three primary assets which were used to estimate the fair value of the Company. Cushman & Wakefield developed an opinion of fair value of the three real estate assets and the Company’s advisor calculated a range of values using the Valuation Methodology. The valuation was performed in accordance with the provisions of the Institute for Portfolio Alternatives Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs.

Cushman & Wakefield's scope of work was conducted in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute. Several members of the Cushman & Wakefield engagement team who certified the methodologies and assumptions applied by the Company hold a Member of Appraisal Institute (“MAI”) designation. Other than its engagement as described herein, Cushman & Wakefield does not have any direct interests in any transaction with the Company and has not performed any services for the Company other than Asset Allocation services pursuant to Accounting Standards Update No. 2017-01, Clarifying the Definition of a Business (“ASU No. 2017-01”). Cushman & Wakefield also has been engaged by the Company’s advisor in connection with the determination of the estimated per share NAV of its common stock as of December 31, 2017, December 31, 2018, December 31, 2019 and April 30, 2020, and was previously engaged by Rich Uncles Real Estate Investment Trust I (“REIT I”) in connection with the determination of the estimated per share NAV of REIT I’s common stock as of December 31, 2017 and December 31, 2018, and also performed Asset Allocation services pursuant to ASU No. 2017-01 and Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations (ASC Topic 805) and the real estate financial advisor services they provided on behalf of REIT I in connection with REIT I’s merger with the Company’s advisor on December 31, 2019.

The materials provided by Cushman & Wakefield included a range of appraised values for the Company’s three primary real estate assets and investment. The Company’s advisor then calculated a range of NAV per share utilizing these appraised values and the March 31, 2020 balance sheet of the Company. The Board believes that the use of the “Valuation Methodology,” as discussed below, as the primary or sole indicator of value has become widely accepted as a best practice in the valuation of non-listed REIT shares, and therefore the Board determined to use the Valuation Methodology in establishing the estimated per share NAV. This Valuation Methodology is consistent with the Net Asset Value Calculation and Valuation Procedures adopted by the Board, including a majority of the Company’s independent directors. Based on these considerations, the Board established an estimated NAV of the Company’s common stock, as of March 31, 2020, of $0.32 per share, which estimated value was the midpoint of the $0.12 to $0.59 per share valuation range calculated by the Company’s advisor using the Valuation Methodology. Prior to determining the valuation range, the Company’s advisor agreed to waive $298,074 of asset management fees that the Company owed its advisor, which increased the NAV by $0.12 per share. The Board is ultimately and solely responsible for the establishment of the estimated per share NAV.

Valuation Methodology

In preparing its valuation materials and in reaching its conclusions as to the reasonableness of the methodologies and assumptions used by the Company to value its assets, Cushman & Wakefield, among other things:

•	investigated numerous sales in the properties' relevant markets, analyzed rental data and considered the input of buyers, sellers, brokers, property developers and public officials;
•	reviewed and relied upon Company-provided data regarding the size, year built, construction quality and construction type of the properties in order to understand the characteristics of the existing improvements and underlying land;
•	researched the market by means of publications, public and private databases and other resources to measure current market conditions, supply and demand factors, and growth patterns and their effect on the properties; and
•	performed such other analyses and studies, and considered such other factors, as Cushman & Wakefield considered appropriate.

Cushman & Wakefield utilized two approaches in valuing the Company’s real estate assets that are commonly used in the commercial real estate industry. The following is a summary of the NAV Methodology and the valuation approaches used by Cushman & Wakefield:

NAV Methodology - The NAV Methodology determines the value of the Company by determining the estimated market value of the Company's entity level assets, including real estate assets, and subtracting the book value of its entity level liabilities, including its debt. The materials provided by Cushman & Wakefield to estimate the value of the real estate assets were prepared using discrete estimations of "as is" market valuations for the primary properties and investment in the Company's portfolio using the income capitalization approach as the primary indicator of value and the sales comparison approach as a secondary approach to value, as discussed in greater detail below. The Company’s advisor then added the non-real estate related assets and subtracted related liabilities. The resulting amount, which is the estimated NAV of the portfolio, is divided by the number of shares of common stock outstanding to determine the estimated per share NAV.

Determination of Estimated Market Value of the Company’s Real Estate Assets Under the NAV Methodology

Income Capitalization Approach - The income capitalization approach first determines the income-producing capacity of a property by using contract rents on existing leases and by estimating market rent from rental activity at competing properties for the vacant space. Deductions are then made for vacancy and collection loss and operating expenses. The net operating income (“NOI”) developed in Cushman & Wakefield's analysis is the balance of potential income remaining after vacancy and collection loss and operating expenses. This NOI was then capitalized at an appropriate rate to derive an estimate of value (the “Direct Capitalization Method”) or discounted by an appropriate yield rate over a typical projection period in a discounted cash flow analysis (the “DCF Method”). Thus, two key steps were involved: (1) estimating the NOI applicable to the subject property and (2) choosing appropriate capitalization rates and discount rates.

Sales Comparison Approach - The sales comparison approach estimates value based on what other purchasers and sellers in the market have agreed to as the price for comparable improved properties. This approach is based upon the principle of substitution, which states that the limits of prices, rents, and rates tend to be set by the prevailing prices, rents, and rates of equally desirable substitutes.

Utilizing the NAV Methodology, including use of the two approaches to value the Company’s real estate assets noted above, and dividing by the 2.4 million shares of the Company's common stock outstanding on March 31, 2020, the Company’s advisor determined a valuation range of $0.12 to $0.59 per share.

On May 19, 2020, the independent members of the Board and all of the other members of the Board conferred with the Company’s advisor regarding the methodologies and assumptions used to estimate a range of per share NAV. On May 19, 2020, the Board unanimously approved an estimated per share NAV of the Company's common stock, as of March 31, 2020, of $0.32 per share which was the midpoint of the valuation range.

 The table below sets forth the calculation of the Company's estimated per share NAV as of March 31, 2020:

	March 31, 2020
		Estimated
	Estimated Value	Per Share NAV
Real estate properties	$7,864,809	$3.23
Investment in unconsolidated entities	3,400,000	1.40
Cash, cash equivalents and restricted cash	496,602	0.20
Other assets	275,104	0.11
Total assets	12,036,515	4.94

Mortgage notes payable	6,114,809	2.51
Unsecured credit facility	4,996,361	2.05
Accounts payable and other liabilities	138,343	0.06
Total liabilities	11,249,513	4.62
Total estimated net asset value	$787,002	$0.32

Common shares outstanding	2,433,214

Limitations of the Estimated NAV

As with any valuation methodology, the NAV Methodology used by the Board in reaching an estimate of the value of the Company's shares is based upon a number of estimates, assumptions, judgments and opinions that may, or may not, prove to be correct. The use of different valuation methods, estimates, assumptions, judgments or opinions may have resulted in significantly different estimates of the value of the Company's shares. In addition, the Board’s estimate of share value is not based on the book values of the Company's real estate, as determined by generally accepted accounting principles, as the Company's book value for most real estate is based on the amortized cost of the property, subject to certain adjustments.

Furthermore, in reaching an estimate of the value of the Company's shares, the Board did not include a discount for debt that may include a prepayment obligation or a provision precluding assumption of the debt by a third party. In addition, selling costs were not considered by Cushman & Wakefield in the valuation of the real estate properties and investment. Other costs that are likely to be incurred in connection with an appropriate exit strategy, whether that strategy involves a merger of the Company or a sale of the Company's portfolio, were also not included in the Board’s estimate of the value of the Company's shares.

As a result, there can be no assurance that:

•	stockholders will be able to realize the estimated per share NAV upon attempting to sell their shares;
•	the Company will be able to achieve, for its stockholders, the estimated per share NAV upon a merger of the Company or a sale of the Company's portfolio; or
•

the estimated per share NAV, or the methodology relied upon by the Board to estimate the per share NAV, will be found by any regulatory authority to comply with the Employee Retirement Income Security Act of 1974, the Internal Revenue Code or other regulatory requirements.

Furthermore, the estimated value of the Company's shares was calculated as of a particular point in time. The value of the Company's shares will fluctuate over time as a result of, among other things, developments related to individual assets and responses to the real estate and capital markets.

Additional Information Regarding Engagement of Cushman & Wakefield

Cushman & Wakefield was selected by the Company’s advisor and approved by the Board to estimate the fair value of the real estate assets and real estate related liabilities associated with the Company’s properties. Cushman & Wakefield's valuation materials provided to the Company do not constitute a recommendation to purchase or sell any shares of the Company's common stock or other securities. The estimated value of the Company's common stock may vary depending on numerous factors that generally impact the price of securities, the financial condition of the Company and the state of the real estate industry more generally, such as changes in economic or market conditions, changes in interest rates, changes in the supply of and demand for commercial real estate properties and changes in tenants' financial condition.

In connection with its review, while Cushman & Wakefield reviewed the information supplied or otherwise made available to it by the Company for reasonableness, Cushman & Wakefield assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and did not undertake any duty or responsibility to verify independently any of such information. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Cushman & Wakefield, Cushman & Wakefield assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and relied upon the Company to advise Cushman & Wakefield promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.

In preparing its valuation materials, Cushman & Wakefield did not, and was not requested to, solicit third party indications of interest for the Company in connection with possible purchases of the Company's securities or the acquisition of all or any part of the Company.

In performing its analyses, Cushman & Wakefield made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond Cushman & Wakefield's control and the control of the Company. The analyses performed by Cushman & Wakefield are not necessarily indicative of actual values, trading values or actual future results of the Company's common stock that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. The analyses do not reflect the prices at which properties or investments may actually be sold, and such estimates are inherently subject to uncertainty. The Board considered other factors in establishing the estimated value of the Company's common stock in addition to the materials prepared by Cushman & Wakefield. Consequently, the analyses contained in the Cushman & Wakefield materials should not be viewed as being determinative of the Board’s estimate of the value of the Company’s common stock.

Cushman & Wakefield's materials were necessarily based upon market, economic, financial and other circumstances and conditions existing as of March 31, 2020, and any material change in such circumstances and conditions may have affected Cushman & Wakefield's analysis, but Cushman & Wakefield does not have, and has disclaimed, any obligation to update, revise or reaffirm its materials as of any date subsequent to March 31, 2020.

For services rendered in connection with and upon the delivery of its valuation materials, the Company paid Cushman & Wakefield a customary fee. The compensation Cushman & Wakefield received was based on the scope of work and was not contingent on an action or event resulting from analyses, opinions, or conclusions in its valuation materials or from its use. In addition, Cushman & Wakefield's compensation for completing the valuation was not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the Company, the amount of the estimated value, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of the valuation materials. The Company also agreed to reimburse Cushman & Wakefield for its expenses incurred in connection with its services and will indemnify Cushman & Wakefield against certain liabilities arising out of its engagement.

Forward-Looking Statements

Certain statements contained in this Current Report on Form I-U, other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements include, but are not limited to, statements related to the Company's expectations regarding the performance of its business and the estimated per share NAV of the Company's common stock. Cushman & Wakefield relied on forward-looking information, some of which was provided by or on behalf of the Company, in preparing its valuation materials. Therefore, neither such statements nor Cushman & Wakefield's valuation materials are intended to, nor shall they, serve as a guarantee of the Company's performance in future periods. These forward-looking statements can be identified by the use of words such as “believes,” “potential,” “may,” “will,” “should,” “intends,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company's Annual Report on Form 1-K for the year ended December 31, 2018 and the Company’s Offering Circular dated December 23, 2019 and related supplements, filed with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Current Report on Form 1-U and in the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Actual events may cause the valuation and returns on the Company’s investments to be less than that used for purposes of the Company’s estimated per share NAV.

Exhibits

Exhibit No.	Description
15	Letter to investors dated May 22, 2020.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: May 21, 2020